# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: European Wax Center, Inc., CIK 0001856236
CUSIP: 29882P106
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 5830 Granite Parkway, 3rd Floor, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-24-007019
Filed by CIK 0001768757

## Reporting persons
- Ararat Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,466,997; sole dispositive power 0; shared dispositive power 2,466,997; aggregate amount beneficially owned 2,466,997 (5.7% of the class)
- Narrow River Capital Partners Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,466,997; sole dispositive power 0; shared dispositive power 2,466,997; aggregate amount beneficially owned 2,466,997 (5.7% of the class)
- Raffi Tokatlian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,466,997; sole dispositive power 0; shared dispositive power 2,466,997; aggregate amount beneficially owned 2,466,997 (5.7% of the class)

## Item 1. Issuer
Name of issuer: European Wax Center, Inc.
Address of issuer's principal executive offices: 5830 Granite Parkway, 3rd Floor, Plano TX 75024

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G (this "Schedule 13G"), is being jointly filed by (i) Ararat Capital Management, LP ("Ararat"), a Delaware limited partnership, the investment manager to Narrow River Capital Partners Master Fund, L.P. (the "Master Fund"), a Cayman Islands exempted limited partnership, that holds 2,466,997 shares of Class A common stock, $0.00001 par value per share (the "Class A Common Stock"), of European Wax Center, Inc. (the "Company") as reported on this Schedule 13G; (ii) the Master Fund; and (iii) Raffi Tokatlian, as the sole member and manager of Ararat Capital Management GP, LLC ("Ararat GP"), the general partner of Ararat ("Mr. Tokatlian," and, collectively with Ararat and the Master Fund, the "Reporting Persons").

The shares of Class A Common Stock reported herein may be deemed to be beneficially owned (x) by the Master Fund, (y) indirectly by Ararat, as the investment manager to the Master Fund, and (z) indirectly by Mr. Tokatlian, as the sole member and manager of Ararat GP.
Address of principal business office or, if none, residence: The address for the Reporting Persons is: 2 Railroad Place, Westport, CT 06880
Citizenship: Ararat is organized under the laws of the State of Delaware. Mr. Tokatlian is a citizen of the United States. The Master Fund is a Cayman Islands exempted limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 43,339,566 shares of Class A Common Stock reported to be outstanding as of May 9, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 5, 2025, filed with the Securities and Exchange Commission on May 14, 2025.

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Class A Common Stock reported herein.
Percent of class: 5.7%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ararat Capital Management, LP: /s/ Raffi Tokatlian, By: Ararat Capital Management GP, LLC, its general partner, By: Raffi Tokatlian, Managing Member (08/14/2025)
- Narrow River Capital Partners Master Fund, L.P.: /s/ Raffi Tokatlian, By: Narrow River Capital Partners GP, LLC, its general partner, By: Raffi Tokatlian, Managing Member (08/14/2025)
- Raffi Tokatlian: /s/ Raffi Tokatlian, By: Raffi Tokatlian, Individually (08/14/2025)